 Dimensional

March 23, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 190/191 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Cover Page

1.           Comment.  Please insert the ticker symbol on the cover page of the Prospectus and update the information on EDGAR.

Response.  The requested revisions have been made.

Prospectus-Summary Section

2.           Comment.  Consider revising the Portfolio’s investment objective because investors may not understand the meaning of the “universe of eligible investments.”

Response.  The requested revision has been made.

3.           Comment.  Please remove the “Fee Waiver and/or Expense Reimbursement” line item and footnote to the “Annual Fund Operating Expenses” table if they are not applicable.

U.S. Securities and Exchange Commission
March 23, 2016

Response.  The Registrant confirms that the “Fee Waiver and/or Expense Reimbursement” line item and footnote to the “Annual Fund Operating Expenses” table are applicable.

4.           Comment.  With respect to the fee waiver footnote to the “Annual Fund Operating Expenses” table, please revise the footnote to clarify that the recapture of expenses pursuant to such agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 (“2009 Audit Risk Alert”) which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response.  The Registrant believes that the disclosure in the fee waiver footnote to the “Annual Fund Operating Expenses” table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A and respectfully declines to include additional disclosure.  The Registrant does, however, confirm supplementally that any recapture of expenses pursuant to the Fee Waiver and Expense Assumption Agreement will be in accordance with the 2009 Audit Risk Alert.

5.           Comment.  Please add disclosure to the introductory paragraph of the “Example” section to state that the expenses apply whether you hold the shares or redeem the shares.

Response.  The Registrant’s disclosure matches the required disclosure of Item 3 of Form N-1A and its instructions exactly.  Accordingly, no revisions to the disclosure were made.

6.           Comment.  If the Portfolio will be investing in obligations of issuers in emerging markets as a principal investment strategy, please include a corresponding principal risk.

Response.  The disclosure has been revised to clarify that, at the present time, the Portfolio will not invest in emerging markets as a principal investment strategy.

7.           Comment.  Please include disclosure clarifying that the 80% policy applies to the value of the Portfolio’s net assets, plus the amount of any borrowings for investment purposes.

Response.  The applicable disclosure is included on page 1 of the Portfolio’s statement of additional information (“SAI”) in the “Portfolio Characteristics and Policies” section.

8.           Comment.  Please include disclosure to clarify whether variable and floating rate securities are considered “fixed income securities” for purposes of the Portfolio’s 80% policy.

U.S. Securities and Exchange Commission
March 23, 2016

Response.  The Registrant believes that the term “fixed income securities” is generally understood by the public to mean all debt securities.  The Registrant has, however, revised the disclosure in the “Additional Information on Investment Objective and Policies” section of the Prospectus to clarify that the categories of “fixed income securities” that may be acquired by the Portfolio may include both fixed and floating rate securities.

9.           Comment.  Please disclose any criteria utilized by the Portfolio with respect to the maturity or duration of its investment portfolio.  If there is a limit or range with respect to the average portfolio duration, please state the limit or range and include a definition of the term duration.

Response.  The Portfolio will be managed with a view to capturing credit risk premiums and maturity risk premiums as described in the “Principal Investment Strategies” section of the Prospectus.  Further, the Registrant confirms supplementally that the Portfolio does not utilize a limit or range with respect to the maturity or duration of its investment portfolio.

10.           Comment.  In the absence of any discussion of below investment grade securities, please confirm that the Portfolio does not intend to invest in such securities.

Response.  Disclosure has been added to the “Principal Investment Strategies” section of the Prospectus to clarify that the fixed income securities in which the Portfolio invests are considered investment grade at the time of purchase.

11.           Comment.  Please confirm that when the Portfolio enters into a credit default swap it will segregate assets in accordance with the SEC’s previous guidance.

Response.  The Portfolio will segregate assets when entering into credit default swaps in accordance with SEC positions, as discussed on page 4 of the Portfolio’s SAI.

12.           Comment.  Please supplementally describe how derivatives will be calculated for purposes of the Portfolio’s 80% policy.  It is the SEC Staff’s position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test, not an exposure test and that, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  For purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio’s net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio’s net asset value.

13.           Comment.  Please include disclosure indicating that 80% of the Portfolio’s net assets will be invested in securities that are consistent with the Portfolio’s social issue screens.

Response.  Since the term “social” is not subject to Rule 35d-1 under the 1940 Act, the Registrant does not believe it is required to be included in the 80% policy.  The Registrant,

U.S. Securities and Exchange Commission
March 23, 2016

however, is cognizant that pursuant to Section 35(d) of the 1940 Act its name may not be materially deceptive or misleading and plans to utilize its social issue screens accordingly.

14.           Comment.  Please provide more information in the Prospectus regarding the independent third party that monitors the Portfolio’s social issue screens.

Response.  Since the Portfolio discloses its social issue screens in the “Principal Investment Strategies” section of the Prospectus, the Registrant does not believe additional disclosure regarding the independent third party is necessary in such section.  The Registrant does note, however, that the independent third party is identified in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

15.           Comment.  Please consider including a “New Fund” principal risk that discloses the risks associated with investing in a new fund.

Response.  The Portfolio is identified as a new fund with no operating history in its Prospectus.  The Registrant does not believe that a specific risk needs to be identified and notes that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreement for the Portfolio.

16.           Comment.   Please consider the adequacy of the risk disclosure in light of risks due to recent events in the fixed-income markets, the potential impact of the end of quantitative easing and/or rising interest rates, and the potential for periods of volatility and increased redemptions.  Please consider the appropriate manner of communicating such risks to shareholders (e.g., the prospectus and shareholder reports).  The Staff references IM Guidance Update No. 2014-01.

Response.  The Registrant responds by supplementally stating it has reviewed IM Guidance Update No. 2014-01 and believes the risks associated with fixed-income securities are adequately addressed and disclosed to shareholders at this time.

17.           Comment.  Please consider including an “Active Management” principal risk to disclose the risks of active management, such as that the there is no guarantee that the investment views of the Advisor will produce the desired results or expected returns and the Portfolio may fail to meet its investment objective or underperform its benchmark index or funds with similar investment objectives and strategies.

Response.  The Registrant respectfully declines to include an “Active Management” principal risk and believes that the principal risks of investing in the Portfolio are adequately addressed and disclosed to shareholders at this time.

18.           Comment.  As required by Item 4(b)(1)(i) of Form N-1A, disclose that loss of money is a risk of investing in the Portfolio.

U.S. Securities and Exchange Commission
March 23, 2016

Response.  The Registrant notes that the “Market Risk” in the “Principal Risks” section of the Prospectus discloses that a shareholder’s investment in the Portfolio is subject to the risk that the shareholder will lose money.

19.           Comment.  Please consider including a separate “Counterparty Risk” as a principal risk in addition to the discussion of counterparty risk included in the “Derivatives Risk.”

Response.  The Registrant responds by supplementally stating it believes counterparty risk is adequately disclosed in the “Credit” and “Derivatives” principal risks in the summary section of the Prospectus.

20.           Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the Barclays U.S. Aggregate Bond Index; however, this is subject to change in the future.

21.           Comment. Please include the minimum initial and subsequent investment requirements for the Portfolio in the “Purchase and Redemption of Fund Shares” section of the Prospectus.  If there are no minimum initial and subsequent investment requirements, please include a statement to that effect.

Response.  There are no minimum initial or subsequent investment requirements for the Portfolio and the Registrant does not believe that additional disclosure would be appropriate.1

Prospectus-Additional Information on Investment Objective and Policies

22.           Comment.  Pursuant to Item 9(a) of Form N-1A, please state the Portfolio’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objectives may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

1 See Item 6(a) of Form N-1A:

Purchase of Fund Shares. Disclose the Fund’s minimum initial or subsequent investment requirements.

U.S. Securities and Exchange Commission
March 23, 2016

23.           Comment.  Items 9(b) and (c) of Form N-1A require disclosure of the Portfolio’s principal investment strategies and the principal risks of investing in the Portfolio, in addition to the summary provided in response to Items 4(a) and (b)(1) of Form N-1A. Please explain how the Portfolio is in compliance with these requirements without including a more detailed discussion regarding the Portfolio’s principal investment strategies and no discussion of the principal risks in the “Additional Information on Investment Objective and Policies” section.

Response.  The Portfolio discloses all of its principal investment strategies and principal risks in the summary section of the Prospectus in response to Items 4(a) and (b)(1) of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  To the extent the Registrant believes additional information regarding the Portfolio’s principal investment strategies and/or principal risks should be provided, such information is included in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

24.           Comment.  Since money market funds are not listed as a principal investment in response to Item 4(a) of Form N-1A, please include disclosure in the “Additional Information on Investment Objective and Policies” section of the Prospectus that clarifies that money market funds are not a principal investment.

Response.  The requested revision has been made.

25.           Comment.  Pursuant to Instruction 6 of Item 9(b)(1) of Form N-1A, please disclose, if applicable, that the Portfolio may, from time to time, take temporary defensive positions that are inconsistent with the Portfolio’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Portfolio may not achieve its investment objective).

Response.  The requested revisions have been made.

26.           Comment.  Consider disclosing the consequences of the Advisor not qualifying for the exclusion from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act (“CEA”) with respect to the Portfolio  (e.g., the disclosure and operations of the Portfolio would need to comply with all applicable regulations governing commodity pools and CPOs).  Compliance with these additional registration and regulatory requirements would increase the Portfolio’s operating expenses, which, in turn, could result in the Portfolio’s investors being charged additional fees.

Response.  The Registrant supplementally confirms that the Advisor is expected to qualify for the exclusion from the definition of the term “commodity pool operator” under the CEA with respect to the Portfolio.

U.S. Securities and Exchange Commission
March 23, 2016

Prospectus-Securities Loans

27.           Comment.  Please include the risks related to securities lending in the “Securities Loans” section of the Prospectus as opposed to cross-referencing the “Principal Risks” section of the summary section.

Response.  The Portfolio includes the risks related to securities lending in the summary section of the Prospectus in response to Item 4(b)(1) of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Accordingly, the Registrant does not believe it is necessary to repeat this information and prefers to include this information in the summary section of the Prospectus.

Prospectus-Management of the Fund

28.           Comment.  Please state the advisory fee as a percentage of the Portfolio’s net assets in the “Management of the Fund-Management Fees” section of the Prospectus.

Response.  The management fee is stated as a percentage of the Portfolio’s net assets in the “Annual Fund Operating Expenses” table, which is cross-referenced to in the “Management of the Fund-Management Fees” section of the Prospectus.

29.           Comment.  Please state the sub-advisory fees as a percentage of the Portfolio’s net assets in the “Management of the Fund-Management Fees” section of the Prospectus.

Response.  The sub-advisory fees of the Portfolio are paid by the Advisor as opposed to the Portfolio.  As discussed above, the management fee is stated as a percentage of the Portfolio’s net assets in the “Annual Fund Operating Expenses” table, which is cross-referenced to in the “Management of the Fund-Management Fees” section of the Prospectus.

30.           Comment.  Please explain supplementally whether the Portfolio will seek shareholder approval before utilizing the manager of managers structure.

Response.  The manager of managers structure will be approved by the initial shareholder of the Portfolio.

31.           Comment.  Please clarify that the Portfolio will not reimburse the Advisor for fees previously waived and/or expenses previously assumed after thirty-six months.

Response.  The Registrant confirms that the Portfolio will not reimburse the Advisor for fees waived and/or expenses previously assumed by the Advisor more than thirty-six months before the date of such reimbursement and has clarified the disclosure.

U.S. Securities and Exchange Commission
March 23, 2016

32.           Comment.  Please revise the disclosure in the “Valuation of Shares-Net Asset Value” section of the Prospectus that indicates that money market funds seek to stabilize the value of their shares.

Response.  The requested revision has been made.

Prospectus-Valuation of Shares

33.           Comment.  Please include disclosure in the “Valuation of Shares-Net Asset Value” section of the Prospectus clarifying that since the Portfolio owns securities that are primarily listed on foreign exchanges, which may trade on days when the Portfolio does not price its shares, the net asset value of the Portfolio may change on days when shareholders will not be able to purchase or redeem shares.

Response.  The requested revision has been made.

Prospectus-Redemption of Shares

34.           Comment.  Please include disclosure in the “Redemption of Shares-In-Kind Redemptions” section of the Prospectus that states that the redemption proceeds are subject to market risk until the investor liquidates the securities, and, if the proceeds include illiquid securities, the investor will bear the risk of not being able to sell the securities at all.

Response.  The requested revisions have been made.

SAI-Investment Limitations

35.           Comment.  In the “Investment Limitations” section of the SAI, please disclose (in the narrative following the enumerated Investment Limitations) the 1940 Act permitted exceptions related to issuing senior securities identified in limitation number 7.

Response.  The requested revision has been made.

36.           Comment.  In the “Investment Limitations” section of the SAI, please clarify (in the narrative following the enumerated Investment Limitations) that the limitation with regard to borrowing does not apply only at the time a borrowing is undertaken.

Response.  The requested revision has been made.

SAI-Directors and Officers

37.           Comment.  For each disinterested Director and their immediate family members, please include the information required by Item 17(b)(5) of Form N-1A regarding each class of securities owned beneficially or of record in: (i) an investment adviser or principal underwriter of the Registrant; or (ii) a person (other than a registered investment company) directly or indirectly

U.S. Securities and Exchange Commission
March 23, 2016

controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Registrant.

Response.  To the best of the Registrant’s knowledge based on information periodically requested of and provided by the Registrant’s disinterested Directors, none of the Registrant’s disinterested Directors (or their immediate family members) is a beneficial or record owner of any class of securities of the Advisor or the Registrant’s principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Advisor or the Registrant’s principal underwriter.  In the absence of any such ownership, the Registrant does not believe that this requires disclosure in the SAI.

38.           Comment.  In the “Directors and Officers” section of the SAI, for each Director entitled to receive compensation, please include the compensation the Director received from the Registrant, and the total compensation received from all four registered investment companies for which the Advisor served as investment advisor, for the fiscal year ended October 31, 2015.

Response.  The requested revision has been made.

SAI-Portfolio Managers

39.           Comment.  In the “Portfolio Managers” section of the SAI, please include the “Other Managed Accounts” for the portfolio managers as of October 31, 2015.

Response.  The requested revision has been made.

SAI-Proxy Voting Policies

40.           Comment.  In the “Proxy Voting Policies” section of the SAI, please include a specified toll-free (or collect) telephone number that can be used to obtain information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30.

Response.  In addition to on the SEC’s website, Item 17(f) of Form N-1A instructs funds to state that information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available by calling a specified toll-free (or collect) telephone number, or on or through the fund’s website at a specified Internet address, or both.  Accordingly, the SAI includes the Advisor’s and SEC’s websites pursuant to Item 17(f) of Form N-1A.

Part C

41.           Comment.  Except where permitted pursuant to Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

U.S. Securities and Exchange Commission
March 23, 2016

Response.  The exhibits for the Registrant will be filed in accordance with Rule 483 in future filings.

42.           Comment.  Please file the sub-advisory agreements for the Portfolio as exhibits to the Part C.

Response.  The sub-advisory agreements for the Portfolio will be included as exhibits to the Part C filed with the 485(b) filing.

43.           Comment.  Please file the securities opinion for the Portfolio as an exhibit to the Part C.

Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.